United States securities and exchange commission logo





                             July 26, 2023

       Brent Beal
       Chief Executive Officer
       ETX Park Fund #2, LLC
       203 East Main, Suite 200
       Nacogdoches, TX 75961

                                                        Re: ETX Park Fund #2,
LLC
                                                            Amendment No. 1 to
Offering Statement on Form 1-A
                                                            Filed June 28, 2023
                                                            File No. 024-12222

       Dear Brent Beal:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 1, 2023 letter.

       Amendment No. 1 to Offering Statement on Form 1-A

       Cover Page

   1. We note your response to comment 1. Please clarify whether Thread Bank will be holding funds in its
account until a certain minimum threshold has been met as it is not clear from your
disclosure why you require an escrow arrangement.
 Brent Beal
FirstName  LastNameBrent
ETX Park Fund   #2, LLC Beal
Comapany
July       NameETX Park Fund #2, LLC
     26, 2023
July 26,
Page  2 2023 Page 2
FirstName LastName
Risk Factors, page 7

2. We refer to your revised disclosure on page 11 regarding the first position lien on the optioned property held by Austin Bank, and your statement that approval of the sale of such property may be required of Austin Bank "prior to the execution of the option."
         Please revise to discuss this risk in a separate risk factor, and also expand your disclosure to describe the circumstances when Austin Bank may need to provide its approval, and whether this requirement may depend on the amount of proceeds you are able to raise.
No Guaranteed Preferred Return, page 7

3. We acknowledge your revised disclosure in response to prior comment 3, and note your statements that the Company may not generate sufficient cash flows to distribute the preferred return of 7% to investors "on a regular basis or at all." Please further revise to discuss the preferred return rate in light of the fact that you have a limited history and no current operations, that your proposed operations involve the initial purchase of property and construction of rental property, and that you may not raise sufficient funds to begin the initial phases of your business plan.
4. We note your revised operating agreement, but reissue comment 5 as we are unable to locate responsive disclosure in your offering circular, and that your offering circular continues to state that profits are to be allocated among Class A and Class B members with reference to their Invested Capital. Please also revise to make clear the order of allocation for the profits, so that investors understand when profits might be allocated to the payment of their Preferred Return.
Officers and Significant Employees, page 22

5.       We acknowledge your revised disclosures in response to comment 4.
However, as
         previously stated, please revise the disclosure regarding the business experience of Brent
         Beal and Brock Beal by discussing their experience in ETX Park Fund #1, LP. In addition, to the extent applicable, please revise to discuss any limitations with respect to the access road, and clarify if the optioned property is currently landlocked. Please also revise in an appropriate section how access to the optioned property will take place if the access road is not fully built, as we note your disclosure in the Use of Proceeds section indicating that if you do not raise more than 50% of the maximum offering amount, you anticipate that only half of the access road will be built.
General

6. Please note that the offering statement also must be signed by your principal accounting officer and governing body, and revise accordingly.
 Brent Beal
FirstName  LastNameBrent
ETX Park Fund   #2, LLC Beal
Comapany
July       NameETX Park Fund #2, LLC
     26, 2023
July 26,
Page  3 2023 Page 3
FirstName LastName
       You may contact Isabel Rivera at 202-551-3518 or Dorrie Yale at 202-551-8776 with any questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction
cc:      Nicholas Antaki